Filed by New RMR Asia Pacific Real Estate Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: New RMR Asia Pacific Real Estate Fund

Commission File No. 811-22260

RMR ASIA PACIFIC REAL ESTATE FUND

RMR ASIA REAL ESTATE FUND

400 Centre Street

Newton, Massachusetts 02458

May 4, 2009

Dear Shareholder:

We have previously sent to you proxy material for the Joint Special Meeting of Shareholders of RMR Asia Pacific Real Estate Fund and RMR Asia Real Estate Fund, to be held on June 4, 2009.  Your Board of Trustees unanimously recommends that shareholders vote FOR the approval of the reorganization agreements.

Since approval of the reorganization agreements requires the affirmative vote of a majority of each fund’s outstanding shares, your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

JENNIFER B. CLARK
Secretary
RMR Asia Pacific Real Estate Fund
RMR Asia Real Estate Fund

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-750-9496.

The communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the affected funds, including New RMR Asia Pacific Real Estate Fund, the surviving fund in the reorganizations.  Investors and security holders of the funds are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) carefully in their entirety because they contain important information about the reorganizations.  Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully; the Joint Proxy Statement/Prospectus contains important information regarding the investment objectives, risks, charges, expenses and other important information about New RMR Asia Pacific Real Estate Fund that investors and security holders of the funds are urged to read and consider in their entirety.

Investors may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.